September 5, 2024

John V. Oyler
Chief Executive Officer
BeiGene, Ltd.
94 Solaris Avenue, Camana Bay
Grand Cayman
Cayman Islands KY1-110

       Re: BeiGene, Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 26, 2024
           File No. 001-37686
Dear John V. Oyler:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Edwin O   Connor, Esq.